Cream Minerals Ltd.

Three Months Ended
June 30, 2007

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Kootenay Gemstone Property, British Columbia

4

1.2.4

Goldsmith Property, British Columbia

5

1.2.5

Stephens Lake Property, Manitoba

5

1.2.6

Wine Nickel-Copper Property, Manitoba

5

1.2.7

Mineral Property Option Payments Due In Fiscal 2008

6

1.2.8

Market and Industry Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

7

1.5

Summary of Quarterly Results

9

1.6

Liquidity

10

1.7

Capital Resources

10

1.8

Off-Balance Sheet Arrangements

11

1.9

Transactions with Related Parties

11

1.10

Fourth Quarter

12

1.11

Proposed Transactions

12

1.12

Critical Accounting Estimates

12

1.13

Critical Accounting Policies and Changes in Accounting Policies

12

1.14

Financial Instruments and Other Instruments

12

1.15

Other MD& A Requirements

13

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

13

1.15.2

Disclosure of Outstanding Share Data

14

Other Information

14

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this quarterly report is August 24, 2007.

1.2

Overview and Management’s Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three months ended June 30, 2007, and the audited consolidated financial statements for the year ended March 31, 2007.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the three months ended June 30, 2007 (“Q1 fiscal 2008”), was $377,879 or $0.01 per share compared to Cream’s consolidated loss of $179,345 or $0.00 per share in the three months ended June 30, 2006 (“Q1 fiscal 2007”).

•

During Q1 fiscal 2008, Cream raised $848,385 from the exercise of stock options and warrants, compared to $1,884,069, raised primarily from the proceeds of a private placement, in Q1 fiscal 2007.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

•

During Q1 fiscal 2008, cash used in operations was $175,230 compared to $135,540 used in operations in Q1 fiscal 2007.

•

Bulk sampling of onshore licences was initiated in March 2007 and continued until June 2007 when seasonal rain and flooding forced the suspension of bulk sampling.  Another program will begin in the fall of 2007 when the rainy season has concluded and supplies have arrived on site.

1.2.1

Casierra Diamond Property, Sierra Leone

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in Casierra Diamond Corporation (“CDC”).  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both Casierra Development Fund Inc. (“CDF”) and CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

Bulk sampling commenced in May 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.  The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The ten individual stones recovered included seven good clarity white and pale gold coloured stones and three coated stones.  They were hand screened down to a 1.5 mm mesh and were weighed with a high precision portable diamond balance under still air conditions at the field camp.  They varied in weight from 0.54 carats to 0.054 carats.  The weighing accuracy of the balance is indicated to be within ± 0.002 grams (0.01 carats).

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low this year, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artesanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and the size of the property.  Plans are to expand fieldwork significantly after the rainy season.

Casierra plans to apply for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, PEng., with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s website.

Expenditures incurred on the Casierra property in Q1 fiscal 2008, (Q1 fiscal 2007 numbers in brackets), include the following:  Acquisition costs - $Nil ($99,000); community relations - $328 ($Nil); assays and analysis - $1,630 ($Nil); dredging and bulk sampling - $14,983 ($55,810); geological and geophysical - $72,357 ($57,759); site activities - $108,305 ($12,599), stock-based compensation - $99,402 ($nil); and travel and accommodation- $74,969 ($34,235).

The Company has also acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million, if exploration results warrant the start of operations.

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  Drilling continues on the Dos Hornos Zone and to date in calendar 2007, 31 diamond drill holes have been completed, of which 9 drill holes tested quartz veins parallel to Dos Hornos Zone 1.  A total of approx. 6,250 m were drilled along the Dos Hornos Zone 1.  Drilling suggests that the Dos Hornos Zone 1 has been cut into 3 segments for a combined strike length of 1160 m.  It is open to the northeast and southwest.

Expenditures incurred on the Nuevo Milenio property in Q1 fiscal 2008, (Q1 fiscal 2007 numbers in brackets) include the following: assays and analysis - $3,735 ($410); drilling - $2,226 ($6,284); geological and geophysical - $38,645 ($9,177); site activities - $35,453 ($24,370); stock-based compensation - $30,302 ($nil); and travel and accommodation- $8,141 ($8,904).

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  It has been demonstrated that litho-geochemistry and soil geochemistry techniques have been successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  During the fall of 2007, a trenching program will be conducted.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person”

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Plans for fiscal 2008 include trenching and follow up prospecting and sampling of gold soil anomalies and airborne geophysical anomalies discovered in 2006.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool their three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have reduced the size of the property to one licence, Number 64.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totalling $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies) to the optionor over a 36-month period from July 22, 2004.  At June 30, 2007, $23,333 had been paid by the Company and 50,001 shares had been issued.  Subsequent to June 30, 2007, the Company fully satisfied both the cash and share commitments.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

1.2.6

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).  The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at  www.creamminerals.com.

1.2.7

Mineral Property Option Payments Due In Fiscal 2008

In the year ending March 31, 2008, cash payments totalling $138,333 will be required, and the issuance of 66,666 common shares will be required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $55,000 have been made and 16,666 common shares have been issued pursuant to the agreements.

1.2.8

Market and Industry Trends

The average gold and silver prices in 2006 were US$603.46 and US$11.55 per ounce, respectively, and the 2007 average prices to August 24, 2007, were US$659.84 and US$13.17 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2007	As at March 31, 2006	As at March 31, 2005

Current assets	$ 404,737	$ 432,366	$ 272,923
Mineral property interests	3,837,781	1,323,978	705,730
Other assets	212,704	104,612	148,518
Total assets	4,455,222	1,860,956	1,127,171

Current liabilities	401,127	466,508	138,550
Shareholders’ equity	4,054,095	1,394,448	988,621
Total shareholders’ equity and liabilities	$ 4,455,222	$ 1,860,956	$ 1,127,171

Working capital (deficiency)	$ 3,610	$ (34,142)	$ 134,373

	For the years ended March 31,
	2007	2006	2005
Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)
Loss for the year	(663,350)	(891,264)	(2,815,003)
Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)
Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

1.4

Results of Operations

Three months ended June 30, 2007, Compared to Three Months Ended June 30, 2006

For Q1 fiscal 2008, Cream incurred a loss of $370,814, or loss per common share of $0.01, compared to a loss of $179,345, or a loss of $0.00 per common share in Q1 fiscal 2007.

General and administrative expenses totalled $373,019 in Q1 fiscal 2008, compared to $186,729 in Q1 fiscal 2007.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

Cream conducts exploration activities in Mexico and Sierra Leone, and as such, there are foreign exchange risks associated with exploration in foreign jurisdictions.  The Company incurred a foreign exchange loss of $27,655 in Q1 fiscal 2008 as compared to a foreign exchange loss of $1,359 in Q1 fiscal 2007.  The Company’s cash balances are primarily held in Canadian dollars, with some balances in United States dollars and in Mexican pesos.  There can be significant volatility with these currencies compared to the Canadian dollar.  As the Company increases its activity in foreign jurisdictions, and carries larger asset balances denominated in foreign currencies, foreign exchange gains and losses will increase as currency values fluctuate.

Legal, accounting and audit costs increased from $2,850 in Q1 fiscal 2007 to $10,829 in Q1 fiscal 2008.  The full amount, in both periods, relates to audit fees.  The audit costs for the year ended March 31, 2007 were higher than accrued.  As a result, the unaccrued amount was expensed in Q1 fiscal 2007, along with a higher accrual for the current year.  Audit and accounting fees will likely increase in fiscal 2008, with changes in generally accepted accounting principles, further reviews of internal controls and more audit testing expected to be undertaken in fiscal 2008.  No major legal expense was incurred in the period.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be finalized on the Casierra properties in Sierra Leone.

The fees paid to Lang Mining Corporation totalled $15,000 in Q1 fiscal 2007, and increased to $30,000 in Q1 fiscal 2008.

LMC Management Services Ltd. provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $4,500 (Q1 fiscal 2007 - $6,000) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

In Q1 fiscal 2008, fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.  No comparable expenditure was incurred in Q1 fiscal 2007.

Office and administration costs increased from $20,663 in Q1 fiscal 2007 to $24,823 in Q1 fiscal 2008.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Salaries and benefits have increased from $16,126 in Q1 fiscal 2007 to $32,832 in Q1 fiscal 2008.  Wages will likely increase in future due to the increased time required to comply with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has caused increased use of shared administrative staff related to the tracking and recording of costs incurred.  This in combination with increased regulatory requirements has resulted in an increase in salaries and office and administration costs.

Stock-based compensation of $29,277 in Q1 fiscal 2007 compares to $170,985 in Q1 fiscal 2008.  The significant increase in expense relates to the amount and timing of vesting of stock options granted to directors, officers, consultants and employees.  The options granted in April 2007 were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used a historical volatility rate of 85%.

Shareholder communications costs have decreased from $93,123 in Q1 fiscal 2007 to $70,743 in Q1 fiscal 2008.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $6,000 in both periods.  Axino AG was paid $22,500 in Q1 fiscal 2008 for services primarily related to the European markets, and Dynamic Stock Market Analysts were paid $8,250 to help the Company increase its presence on the internet.  These agreements were also in place in Q1 fiscal 2007, for similar amounts.  Cronus Capital was paid $10,000 for ongoing investor relations activities, and PSG Media was paid $5,509 for an IR

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

campaign in May 2007.  These agreements were not in place in Q1 fiscal 2007.  Listing and filing fees decreased from $10,814 in Q1 fiscal 2007 to $863 in Q1 fiscal 2008.  A $1.8 million private placement closed in Q1 fiscal 2007, while no private placements were entered into in Q1 fiscal 2008.  The Company conducted interviews with Business Television in Q1 fiscal 2007, resulting in higher advertising costs in that period.  These interviews were not repeated in Q1 fiscal 2008, resulting in a significant decrease of $33,000 in advertising costs.

Interest and other income has decreased from $7,384 in Q1 fiscal 2007 to $2,205 in Q1 fiscal 2008 as a result of lower cash balances held in Q1 fiscal 2008.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration costs in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Fenix Property, Mexico
Fiscal 2006
Second Quarter	42,113	748	11,698	(295)	59,655	(2)
Third Quarter	49,816	(64)	(321)	(241)	74,806	--
Fourth Quarter	34,675	--	54,459	32,550	32,391	--
Fiscal 2007
First Quarter	259,403	62,682	91,828	--	49,145	--
Second Quarter	374,404	11,770	44,624	35,381	111,275	--
Third Quarter	332,422	27,704	6,114	40	313,165	--
Fourth Quarter	199,613	2	52,134	45,164	496,933	--
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502	--

Quarterly information for the eight quarters to June 30, 2007, is as follows:

Statement of Operations Data (Cdn$)	Three months ended September 30, 2005	Three months ended December 31, 2005	Three months ended March 31, 2006	Three months ended June 30, 2006
Investment and other income	$ 49	$ 44	$ 283	$ 7,384
General and administrative expenses	134,739	89,227	123,280	157,452
Stock-based compensation	107,668	61,401	33,567	29,277
Mineral property write-downs	59,653	--	--	--
Write-down of investments	--	24,999	--	--
Write-down (recovery of) value added tax	(69,841)	--	--	--
Loss according to financial statements	232,170	175,583	156,564	179,345
Loss from continuing operations per common share	0.01	0.01	0.00	0.01

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

Statement of Operations Data (Cdn$)	Three months ended September 30, 2006	Three months ended December 31, 2006	Three months ended March 31, 2007	Three months ended June 30, 2007
Investment and other income	$ 614	$ 13,179	$ 1,322	$ 2,205
General and administrative expenses	146,067	116,597	185,734	202,034
Stock-based compensation	18,045	15,105	5,440	170,985
Property investigations	12,132	--	--	--
Loss according to financial statements	175,630	118,523	189,852	370,814
Loss from continuing operations per common share	0.00	0.00	0.01	0.01

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2007, Cream had working capital of $26,861 (generally defined as current assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $18,965,980 (March 31, 2007 - $18,595,166).

Investing Activities and Capital Expenditures

Current assets increased to $517,108 at June 30, 2007, from $404,737 at March 31, 2007.  The market value of investments in publicly traded marketable securities was $57,201 at June 30, 2007, compared to $34,306 at March 31, 2007.  The values of the marketable securities held are highly volatile.  At June 30, 2007, the cost basis of these publicly traded securities is $31,704 (March 31, 2007 - $31,704).  Investments include shares with a cost basis of $30,796 (March 31, 2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

1.7

Capital Resources

The Company currently has warrants and stock options that may be exercised to acquire common shares, but some of the exercise prices are outside of the current trading range of the Company’s shares.  The Company will have to issue additional common shares to obtain the necessary working capital to pay liabilities and to conduct exploration programs on its properties.

During the three months ended June 30, 2007, 410,000 stock options were exercised at prices ranging from $0.15 to $0.165 to provide $63,000 to the treasury.

During the three months ended June 30, 2007, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company has announced a private placement of up to 572,000 flow-through units, and 242,000 non flow-through units, for gross proceeds of up to $550,440.  Further details of this proposed transaction are available in the news release dated August 9, 2007 filed on Sedar, and on the Company’s website www.creamminerals.com.

Proceeds from the private placement will be used to fund Cream’s work programs in Manitoba ($200,000) on the Wine Radar Lake Property, consisting of geophysics, drill site preparation and diamond drilling.  Work in British Columbia ($200,000) will focus on the high-grade Goldsmith Property and include investigation of the large aerial magnetic and electromagnetic anomaly discovered last year, which appears to have massive sulphide potential.  Additionally, some funds may be spent on the Kaslo Silver-Lead-Zinc property and the Kootenay Gemstone property, with the balance of funds being used for general working capital purposes.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

	Three months ended June 30,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 67,485	$ 54,414
Lang Mining Corporation (b)	30,000	15,000
Kent Avenue Consulting Ltd. (d)	4,500	6,000
Fred Holcapek (e)	US 25,500	--
	June 30, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd.	$ 28,800	$ 11,999
Casierra project advances (c)	52,688	--
	81,488	11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
Directors	269,173	47,042
	$ 269,173	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at June 30, 2007, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”  The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain on the available for sale securities for the three months ended June 30, 2007, was $22,895, which is reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short term investments, accounts receivable, amounts due to/from related parties, accrued liabilities, and accounts payable.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  The Company invests its excess funds in Guaranteed Investment Certificates.

The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD&A Requirements

See the unaudited interim consolidated financial statements for the three months ended June 30, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 25, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 24, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

44,208,309 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,097,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,841,500	0.50	April 18, 2012
4,979,900

Warrants Outstanding

There are 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,250,000 warrants outstanding at a price of $0.50, expiring February 21, 2009.

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Cream Minerals Ltd.

Three Months Ended
June 30, 2007

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the three months ended June 30, 2007 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the interim filings were being prepared.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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